Exhibit 99

news

IMMEDIATE	12 February 2004

Royal & SunAlliance announces the sale of its insurance interests in Peru

Royal & Sun Alliance Insurance Group plc announces that it has agreed to sell its general and life insurance interests in Peru to Rimac Internacional Compania de Seguros y Reaseguros (Rimac). Royal & SunAlliance is also selling its 14.6% stake in Rimac. The total consideration will be around £12m (US$21m).

Simon Lee, Royal & SunAlliance’s CEO International Businesses, said,

“The disposal of both our insurance interests in Peru and our stake in Rimac represents another step in the ongoing Group transformation and capital release programme. We are pleased to be able to achieve an exit via a single deal and at a price which delivers value to our shareholders.

“In our capacity as a shareholder in Rimac, we have had a good relationship with the buyer for many years, and we wish every success to our Peruvian colleagues in the future.”

The business is to be sold as a going concern. The transaction is subject to certain conditions including normal regulatory approvals.

–ENDS–

….more

Issued by Royal & Sun Alliance Insurance Group plc, 30 Berkeley Square, London W1J 6EW Telephone +44 (0)20 7569 6134 Facsimile +44 (0)20 7569 6587

For further information:

Analysts	Press
Helen Pickford	Richard Emmott	Julius Duncan
Tel: +44 (0)20 7569 6212	Tel: +44 (0)20 7569 6023	Tel: +44 (0)20 7251 3801

Important Disclaimer
This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the consideration. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Notes to Editors:

•	This transaction involves the sale of Royal & SunAlliance’s 64.9% shareholding in Royal & Sun Alliance Seguros Fenix and its 70% shareholding in Fenix’s subsidiary life company, Royal & Sun Alliance – Vida. Royal International Investment Holdings is selling the remaining 30% of Royal & Sun Alliance –Vida.
•	Royal & SunAlliance is selling its shareholding in Rimac to an existing Rimac shareholder.
•	Royal & SunAlliance Seguros Fenix’s net written premiums in 2002 were around £17m (US$27m), and the premiums for Vida were around £9m (US$14m).

Issued by Royal & Sun Alliance Insurance Group plc, 30 Berkeley Square, London W1J 6EW Telephone +44 (0)20 7569 6134 Facsimile +44 (0)20 7569 6587